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                                                                   Exhibit 99.52


(POINTS INTERNATIONAL LTD LOGO)

              POINTS INTERNATIONAL APPOINTS CHIEF MARKETING OFFICER

TORONTO - MAY 10, 2004 - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, today announced the appointment of Grad Conn as its Chief Marketing Officer. In this new role, Conn will be responsible for the overall direction of Points International's consumer and product strategies.

     "After carving out a unique position in the loyalty business over the past three years, Points now has the opportunity to capitalize on its momentum to create a powerful brand name for our business partners and customers to rely on." said Rob MacLean, CEO of Points International. "Conn has the experience and expertise to lead this charge by helping us to continue building our business and by helping us to continually refine the consumer proposition for our loyalty point exchange. He is joining Points at an exciting time in our young history, and we're pleased to welcome him to the company."

     "Points.com is an incredibly exciting opportunity," says Conn "since they're using their loyalty exchange to add liquidity to the 8.5 trillion loyalty miles outstanding in the marketplace. When you realize that loyalty points are the world's second largest currency next to the U.S. dollar; when you look at the partners like IAC, American Airlines, and eBay; and when you look at the 400% year over year growth in the exchange -- it all adds up to a unique and revolutionary marketing opportunity." Among Conn's first tasks will be to find world-class agency partners in the fields of branding, database, direct and interactive marketing to supplement the existing team at Points.

     Conn's professional background is steeped in both consumer and technology marketing, as well as start-up experience and agency leadership. Prior to joining Points International, Conn served as Vice President and Managing Director for Grey Direct & Interactive, part of the Grey Global Group, one of the world's most successful advertising and marketing agencies. He was also CEO and Founder of the software company OpenCola Inc., which Fortune magazine named "one of the 25 coolest technology companies" in 2001. Conn began his professional career with Procter & Gamble, where he

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marketed a wide spectrum of consumer goods for nine years and he also ran his own direct & interactive agency for six years.

ABOUT POINTS INTERNATIONAL LTD.

     Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 39 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), S&H greenpoints, InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

     Through a portfolio of custom technology solutions, Points is building rewarding partnerships with the world's leading loyalty players. Additional Points Solutions include the innovative pointspurchase(TM) and pointsgift solutions, which power the online sale of miles and points to members of leading loyalty programs.

     Points Solutions, including The Points Exchange, are internationally marketed to travel providers and loyalty programs through a distribution alliance with Sabre, the leading provider of technology, distribution and marketing services for the travel industry.

                                       ###

FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS,
Jeremy Adams                            Steve Yuzpe
Edelman Public Relations                CFO, Points International
+1 312 233-1226                         +1 416 596 6382
jeremy.adams@edelman.com                Steve.Yuzpe@points.com

                                        FOR PARTNERSHIPS AND OTHER INQUIRIES:
                                        Christopher Barnard
                                        President, Points International
                                        +1 416 596-6381
                                        christopher.barnard@points.com

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.